March 29, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

Washington D.C.

RE:	Registration Statement on Form S-1

Filed October 29, 2018

File No. 333-228042

Sale of Asset-Backed Token vs. Sale of Securities

To further clarify:

-	Coro is a payment platform designed to allow members of the Coro network to independently (peer-to-peer) transfer digital representation of monetary value between themselves.

-	CXAU and CUSD are the platform’s media of exchange (MOE)

-	1 CXAU is the digital representation of 1 troy ounce of gold. 1 CUSD is the digital representation of 1 US dollar.

-	Every CXAU is backed by a correspondent amount of gold held in reserve at the Royal Canadian Mint. Every CUSD is backed by a correspondent dollar amount held in reserve in a US bank account.

-	Coro users fund their CUSD mobile account by transferring funds into Coro’s operating bank account.

-	When a Coro user converts CUSD into CXAU - at the London Exchange’s spot price of gold -, Coro purchases from Dillon Gage a corresponding quantity of physical gold to back the value of the CXAU purchased by the user. Dillon Gage provides storage for the unidentifiable amount of physical gold at the Royal Canadian Mint.

-	CXAU can only be transferred to network members and can only be converted into CUSD. CXAU cannot be sold or traded by out-of-network exchanges. There is no “secondary market” for CXAU.

-	When a CXAU unit is purchased, a new token is created. When a CXAU unit is converted to gold or CUSD, the corresponding token is destroyed.

-	Coro platform’s revenue are based on conversion and storage fees and not directly on any fluctuations in the price of gold.

-	Since CXAU and CUSD are considered “digital representations of monetary value” by a majority of state regulations (e.g. see for reference O.C.G.A §§ 7-1-680(26) that explicitly includes virtual currencies in the definition of monetary value), Coro Corp. (a subsidiary of Hash Labs Inc.) is seeking a license as a Money Transmitter in each state where it will operate.

Hash Labs Inc. - 78 SW 7th Street, Miami, Florida 33130 - 888.879.8896 - www.hashlabs.net	1

With reference to the no-action letters to Merrill Lynch, Dreyfus Gold Deposits and John Fedders’ statement in PSI Hearings:

1.	Coro acts as a purchase facilitator for the members of the network and does not provide additional services, such as investment advice - According to PSI Hearings, the SEC has found that, with respect to dealers in precious metals, securities registration is generally not required because the customer's trading is not dependent upon the efforts of a promoter or third party, since the agent performs "merely ministerial functions unrelated to the production of profits." A security may be found to exist when the agent trades the customer's funds on a discretionary basis or offers investment advice in conjunction with the provision of other managerial services.

2.	Coro is not a trust nor a pool of gold bullion. The absence of any pooling of customers' funds for the purpose of investment appears to be significant to a finding that no security exists. This view is supported by the fact that, the staff of the SEC refused to grant no-action status to a proposal which contemplated, among other things, providing customers with a gold custodian depository slip which would represent an interest in "a segregated, pooled trust depository account."

3.	CXAU is only usable as a medium of exchange in the Coro platform and cannot be traded in any exchange. The absence of a secondary market for an instrument evidencing metals ownership has been found significant to the SEC in reaching the conclusion that no security is created through the operation of precious metals programs. In those instances where gold or certificates can be repurchased as principal, the instruments themselves would be non-negotiable and would be subject to limitation on transferability.

4.	Coro converts CXAU to CUSD at the London Exchange’s spot price at the time of conversion with no arrangements to share risk between dealer and customer. If the dealer and customer are in fact sharing the risk of an investment in precious metals, an investment contract may be found, since the profits of all investors are to an extent intertwined, and each customer's success in the investment is dependent upon that of the other customers, as well as the skill of the broker.

Hash Labs Inc. - 78 SW 7th Street, Miami, Florida 33130 - 888.879.8896 - www.hashlabs.net	2

In addition,

5.	CXAU is not a digitized custodial receipt of gold - Custodial receipts are for identifiable gold bullions. They are nominal and not fungible, CXAU is fungible and unidentifiable.

6.	CXAU is not an order of gold nor a confirmation – CXAU do not arrange the delivery of a specifically described and identified item.

7.	CXAU is not a custodian’s certificate – CXAU is not a notification by a custodian confirming that the dealer has delivered gold to the custodian which it holds for the buyer’s account (Mocatta Metals)

In conclusion:

Based on our review, the Howey test is currently the only authoritative legal source to determine what constitute a security that is applicable to our case. Accordingly, CXAU cannot be deemed a security since it fails two prongs of the test:

1.	CXAU is not an investment of money in a common enterprise (i.e. it does not represent a set of rights that gives the holder a financial interest in the Coro enterprise)

2.	CXAU does not create an expectation of profit derived from the efforts of others (Performance of the operating company does not affect the value of CXAU units.)

Under the Coro business model, the sale of CXAUs does not fall under SEC regulation and does not require registration. Rather, state law clearly applies to the Coro business and the sale and transfer of CXAU are governed and regulated by state Money Transmitter statutes. Hash Labs is committed to compliance with all US federal and state regulations and the design of its products and services (such as the Coro platform) will always be aligned with the applicable legal framework.

Sincerely,

/s/ Lorenzo Delzoppo

Hash Labs Inc.

Regulatory Compliance Counsel

Admitted to practice in the State of New York

Hash Labs Inc. - 78 SW 7th Street, Miami, Florida 33130 - 888.879.8896 - www.hashlabs.net	3